Exhibit 99.2

INDEX TO COMBINED FINANCIAL STATEMENTS

CONTENTS	Page
Condensed Consolidated Balance Sheet as of June 30, 2022 (Unaudited) and December 31, 2021	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2022 and Unaudited Condensed Combined Statements of Operations and Comprehensive Loss for the six months ended June 30, 2021
F-3
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2022 and Unaudited Condensed Combined Statements of Changes in Equity for the six months ended June 30, 2021
F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and Unaudited Condensed Combined Statements of Cash Flows for the six months ended June 30, 2021	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

CENNTRO ELECTRIC GROUP LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollar, except for the number of shares)

	Note	June 30, 2022	December 31, 2021
		Unaudited
ASSETS
Current assets:
Cash and cash equivalents		$182,965,993	$261,069,414
Restricted cash		573,597	595,548
Accounts receivable, net	4	2,516,106	2,047,560
Inventories	5	20,920,414	8,139,816
Prepayment and other current assets	6	15,173,984	7,989,607
Amounts due from related parties - current	16	582,561	1,232,634
Total current assets		222,732,655	281,074,579

Non-current assets:
Accounts receivable, net- non-current	4	1,173,268	-
Equity investments	7	428,435	329,197
Plants and equipment, net	8	1,545,238	1,301,226
Goodwill	3	10,874,027	-
Intangible assets, net		2,775,298	3,313
Right-of-use assets, net	12	8,650,035	1,669,381
Amount due from related parties - non-current	16	4,471,660	4,834,973
Other non-current assets, net	9	11,098,419	2,151,700
Total non-current assets		41,016,380	10,289,790
Total Assets		$263,749,035	$291,364,369
LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable		$2,739,551	$3,678,823
Accrued expenses and other current liabilities	10	4,172,864	4,183,263
Contractual liabilities		2,731,428	1,943,623
Operating lease liabilities, current	12	1,426,428	839,330
Amounts due to related parties	16	4,908,209	15,756,028
Total current liabilities		15,978,480	26,401,067
Other non-current liabilities		100,000	700,000
Deferred tax liabilities		832,589	-
Operating lease liabilities-non current	12	7,078,860	489,997
Total non-current liabilities		$8,011,449	$1,189,997
Total liabilities		23,989,929	27,591,064

Commitments and contingencies	15

EQUITY
Ordinary shares (No par value; 261,256,254 shares issued and outstanding as of June 30, 2022 and December 31, 2021)		-	-
Additional paid in capital		376,211,795	374,901,939
Accumulated deficit		(132,119,583)	(109,735,935)
Accumulated other comprehensive loss		(5,347,621)	(1,392,699)
Total equity attributable to shareholders		238,744,591	263,773,305
Non-controlling interests		1,014,515	-
Total Equity		239,759,106	263,773,305
Total Liabilities and Equity		$263,749,035	$291,364,369

The accompanying notes are an integral part of these condensed consolidated financial statements.

CENNTRO ELECTRIC GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollar, except for number of shares)

		For the Six Months Ended June 30,
		2022	2021

Net revenues		$5,035,322	$2,455,726
Cost of goods sold		(4,503,840)	(2,005,426)
Gross profit		531,482	450,300

OPERATING EXPENSES:
Selling and marketing expenses		(2,626,568)	(262,372)
General and administrative expenses		(20,226,284)	(4,082,199)
Research and development expenses		(1,814,512)	(637,067)
Total operating expenses		(24,667,364)	(4,981,638)

Loss from operations		(24,135,882)	(4,531,338)

OTHER INCOME (EXPENSE):
Interest income (expense), net		286,873	(417,826)
Gain from equity method investments		10,878	-
Other income, net		734,981	402,333
Loss before income taxes		(23,103,150)	(4,546,831)
Income tax benefit	11	48,861	-
Net loss		(23,054,289)	(4,546,831)
Less: net loss attributable to non-controlling interests		(670,641)	(4,264)
Net loss attributable to shareholders		$(22,383,648)	$(4,542,567)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		(3,825,086)	207,199
Total comprehensive loss		(26,879,375)	(4,339,632)

Total comprehensive loss attributable to non-controlling interests		(540,805)	(5,689)
Total comprehensive loss attributable to shareholders		$(26,338,570)	$(4,333,943)

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

CENNTRO ELECTRIC GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollar, except for number of shares)

	Ordinary Shares				Accumulated
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total Shareholder’s Equity	Non- controlling Interest	Total Equity
Balance as of December 31, 2020	174,853,546	$-	$103,113,793	$(93,314,128)	$(1,904,839)	$7,894,826	$(28,638)	$7,866,188
Share-based compensation	-	-	719,490	-	-	719,490	-	719,490
Exemption of debt due from shareholders	-	-	(560,211)	-	-	(560,211)	-	(560,211)
Net loss	-	-		(4,542,567)	-	(4,542,567)	(4,264)	(4,546,831)
Foreign currency translation adjustment	-	-	-	-	208,624	208,624	(1,425)	207,199
Balance as of June 30, 2021	174,853,546	$-	$103,273,072	$(97,856,695)	$(1,696,215)	$3,720,162	$(34,327)	$3,685,835

Balance as of December 31, 2021	261,256,254	$-	$374,901,939	$(109,735,935)	$(1,392,699)	$263,773,305	$-	$263,773,305
Share-based compensation	-	-	1,309,856	-	-	1,309,856	-	1,309,856
Contribution from non-controlling shareholders	-	-	-	-	-	-	1,555,320	1,555,320
Net loss	-	-	-	(22,383,648)	-	(22,383,648)	(670,641)	(23,054,289)
Foreign currency translation adjustment	-	-	-	-	(3,954,922)	(3,954,922)	129,836	(3,825,086)
Balance as of June 30, 2022	261,256,254	$-	$376,211,795	$(132,119,583)	$(5,347,621)	$238,744,591	$1,014,515	$239,759,106

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

CENNTRO ELECTRIC GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollar, except for number of shares)

	For the Six Months Ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(29,071,262)	$(6,416,398)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of properties and equipment	(145,857)	(271,835)
Purchase of land use rights and property	(9,260,497)	-
Acquisition of 65% of CAE's equity interests	(3,612,717)	-
Cash acquired from acquisition of CAE	1,118,700	-
Payment of expense for Acquisition of CAE's equity interests	(348,987)	-
Payment of long-term investment payable	-	(906,601)
Proceeds from disposal of land use rights and property, plant and equipment	320	6,210,308
Loans provided to third parties	(5,149,884)	-
Loans provided to related parties	-	(1,530,100)
Repayment of loans from related parties	286,920	2,093,106
Net cash (used in) provided by investing activities	(17,112,002)	5,594,878

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans proceeds from related parties	-	2,364,105
Purchase of CAE’s shareholder loan	(13,228,101)	-
Repayment of loans to related parties	(1,741,868)	(3,283,576)
Reduction of capital investment	(13,930,000)	-
Repayment of loans to third parties	(1,155,829)	(933,212)
Proceeds from bank loans	-	53,619
Payment of expense for the reserve recapitalization	(904,843)	-
Net cash used in financing activities	(30,960,641)	(1,799,064)
Effect of exchange rate changes on cash	(981,467)	36,693
Net decrease in cash and cash equivalents	(78,125,372)	(2,583,891)
Cash and cash equivalents at beginning of period	261,664,962	4,549,034
Cash and cash equivalents at end of period	$183,539,590	$1,965,143

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$-
Interest paid	$374,745	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Right of use assets obtained in exchange for operating lease obligations	$7,613,564	$2,374,410
Exemption of debt due from shareholders	$-	$560,211

The accompanying notes are an integral part of these condensed consolidated and combined financial statements.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities

Cenntro Automotive Group Limited (“CAG Cayman”), formerly known as Cenntro Motors Group Limited, was formed in Cayman Islands on August 22, 2014.

Cenntro Automotive Corporation (“CAC”), was incorporated in the state of Delaware on March 22, 2013. CAC became CAG Cayman’s wholly owned company on May 26, 2016.  CAC and its consolidated subsidiaries are collectively known as “Cenntro”.

Cenntro is collectively known as the “Company”. The Company designs and manufactures purpose–built, electric commercial vehicles (“ECVs”) used primarily in last mile delivery and industrial applications.

Reverse recapitalization

Cenntro Electric Group, Inc. (“CEG”) and Cenntro Automotive Group Limited (“CAG HK”) are CAC’s subsidiaries. On December 30, 2021, the Company consummated a stock purchase transaction (the “Combination”) pursuant to that certain stock purchase agreement, dated as of November 5, 2021 (the “Acquisition Agreement”) by and among CEGL (at the time, NBG), CAG Cayman, CAC, CEG and CAG HK. The Combination closed on December 30, 2021 (the “Closing”). In connection with the Closing, CEGL changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited”.

Promptly following the Closing, CAG Cayman distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the distribution described in the Acquisition Agreement and (ii) CAG’s Third Amended and Restated Memorandum and Articles of Association.

Cenntro was deemed to be the accounting acquirer given Cenntro effectively controlled the consolidated entity after the Combination.  Under U.S. generally accepted accounting principles, the Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Cenntro for the net monetary assets of CEGL, accompanied by a recapitalization. Cenntro is deemed to be the predecessor for accounting purposes and the historical financial statements of Cenntro became CEGL’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. The financial statements for periods prior to the consummation of the reverse recapitalization are the combined financial statements of CAC, CEG and CAG HK and its consolidated subsidiaries. For the periods prior to the reverse recapitalization, no CEGL ordinary shares were outstanding.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

As of June 30, 2022, the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of incorporation	Percentage of direct or indirect economic interest
Cenntro Automotive Corporation (“CAC”)	March 22, 2013	Delaware, U.S.	100%
Cenntro Electric Group, Inc. (“CEG”)	March 9, 2020	Delaware, U.S.	100%
Cenntro Automotive Group Limited (“CAG HK”)	February 15, 2016	Hong Kong	100%
Cenntro Automotive Europe GmbH (“CAE”)	May 21, 2019	Germany	65% owned by CEG
Simachinery Equipment Limited (“Simachinery HK”)	June 2, 2011	Hong Kong	100% owned by CAG HK
Zhejiang Cenntro Machinery Co., Limited	January 20, 2021	PRC	100% owned by CAG HK
Zhejiang Tooniu Tech Co., Limited	December 19, 2018	PRC	100% owned by CAG HK
Hangzhou Ronda Tech Co., Limited (“Hangzhou Ronda”)	June 5, 2017	PRC	100% owned by CAG HK
Hangzhou Cenntro Autotech Co., Limited (“Cenntro Hangzhou”)	May 6, 2016	PRC	100% owned by CAG HK
Zhejiang Sinomachinery Co., Limited (“Sinomachinery Zhejiang”)	June 16, 2011	PRC	100% owned by Simachinery HK
Shengzhou Cenntro Machinery Co., Limited (“Cenntro Machinery”)	July 12, 2012	PRC	100% owned by Cenntro Hangzhou
Hangzhou Hengzhong Tech Co., Limited	December 16, 2014	PRC	100% owned by Cenntro Hangzhou
Zhejiang Xbean Tech Co., Limited	December 28, 2016	PRC	100% owned by Sinomachinery Zhejiang

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated balance sheet as of December 31, 2021, which has been derived from audited financial statements, and the unaudited consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and the unaudited combined financial statements for the six months ended June 30, 2021 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Certain information and disclosures, which are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), have been condensed or omitted pursuant to such rules and regulations. Management believes that the disclosures made are adequate to provide a fair presentation. The interim financial information should be read in conjunction with the financial statements and the notes for the fiscal year ended December 31, 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results for the full year or any future periods.

The combined financial statements for the six months ended June 30, 2021 include the combined financial statements of CEG, and CAC and the consolidated financial statements of CAG HK and its subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in combination and consolidation.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Recent Accounting Pronouncements

Except for the accounting standards update (“ASU”) issued but not yet adopted as disclosed in Note 2 to the financial statements for the year ended December 31, 2021, there is no ASU issued by the Financial Accounting Standards Board (“FASB”) that is expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption.

NOTE 3 – BUSINESS ACQUISITION

On March 5, 2022, the Company entered into a Share and Loan Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Seller” or “Mosolf” and, together with CEGL and CEG, the “Parties”), pursuant to which Mosolf agreed to sell to the Company (i) 65% of the issued and outstanding shares (the “TME Shares”) in Tropos Motors Europe GmbH, a German limited liability company (“TME”), and (ii) 100% of the shareholder loan (the “Shareholder Loan”) which Mosolf previously provided to TME (the “TME Transaction”). TME is one of Cenntro’s private label channel partners. The Company has no revenue from sale to TME from January 1, 2022 until acquisition date.

The TME Transaction closed on March 25, 2022. At closing of the TME Transaction, the Company paid Mosolf €3.25 million (or approximately USD$3.6 million) for the purchase of the TME Shares and €11.90 million (or approximately USD$13.2 million) for the purchase of the Shareholder Loan, the total consideration of the TME transaction is €3.25 million (or approximately USD$3.6 million), the amount for the purchase of the Shareholder Loan was accounted for as loan to CEG.  The payment for the purchase of Shareholder Loan was not a part of consideration transferred. In addition, the consideration paid for the purchase of Shareholder Loan is presented as a financing cash outflow in a manner consistent with how it would present the repayment of the Company's own debt obligation outside of a business combination.

TME changed its name to Cenntro Automotive Europe GmbH (DEU) (“CAE”) on March 28, 2022, in connection with the closing of the Combination. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition.

The tangible and intangible assets valuation for the acquisition was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The identifiable intangible assets acquired upon acquisition was the customers relationship, which has an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the intangible assets identified was determined by adopting the income approach.

The goodwill is attributable to intangible assets that cannot be recognized separately as identifiable assets under GAAP, and comprise of the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

In the one-year measurement period since the acquisition date, the Company can obtain the information it needs to identify and measure the consideration transferred, assets acquired, and liabilities assumed, as well as any previously held or noncontrolling interests.

On the acquisition date, the preliminary allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:
Amount

Cash and cash equivalents	$1,118,700
Inventories (1)	6,144,219
Other current assets	3,209,947
Intangible assets	3,075,800
Goodwill	11,409,990
Other non-current assets	580,748
Total assets	25,539,404
Loan from CEG	(13,072,150)
Deferred tax liabilities	(922,740)
Other liabilities	(6,419,070)
Total liabilities	(20,413,960)
Total net assets	5,125,444
Less: Non-controlling interest	1,555,320
Net assets acquired by the Company	3,570,124

(1) The inventories of $4,484,007 on the acquisition date was purchased from Cenntro during the year ended December 31, 2021 prior to the closing of the Combination. The transaction was based on arm’s length principle, recognized as sales revenue generated from independent third-party customer, and not considered as part of the acquisition transaction.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accounts receivable - current	$3,018,271	$3,523,543
Less: provision for doubtful accounts	(502,165)	(1,475,983)
Accounts receivable, net - current	2,516,106	2,047,560
Accounts receivable, net - non - current	1,173,268	-
Accounts receivable, net	$3,689,374	$2,047,560

Movements of the provision for doubtful accounts are as follows:

	For the Six Months Ended June 30,
	2022	2021
	(unaudited)	(unaudited)
Balance at the beginning of the period	$(1,475,983)	$(1,121,115)
Additions	-	-
Write off	926,890	1,121,115
Foreign exchange	46,928	-
Balance at the end of the period	$(502,165)	$-

NOTE 5 – INVENTORIES

Inventories are summarized as follows:

	June 30, 2022	December 31, 2021
	（unaudited）
Raw material	$2,397,891	$2,055,844
Work-in-progress	3,254,332	1,110,469
Finished goods	15,268,191	4,973,503
Inventories	$20,920,414	$8,139,816

For the six months ended June 30, 2022 and 2021, the impairment loss recognized by the Company for slow-moving inventory with cost lower than net realizable value were $598,467 and $513,182, respectively.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 6– PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets, net as of June 30, 2022 and December 31, 2021 consisted of the following:

	June 30, 2022	December 31, 2021
	（unaudited）
Receivable from third parties	$565,756	$348,773
Advance to suppliers	8,041,824	3,686,708
Deductible input value added tax	1,496,600	1,196,186
Loan to third parties	4,801,167	-
Refund for goods and services tax (“GST”)	-	2,488,528
Others	268,637	269,412
Total	15,173,984	7,989,607

NOTE 7 – EQUITY METHOD INVESTMENTS

	June 30, 2022	December 31, 2021
Hangzhou Hezhe Energy Technology Co., Ltd. ("Hangzhou Hezhe”) (1)	$326,082	$329,197
Able 2rent GmbH(DEU) (2)	102,353	-
Total	$428,435	$329,197

(1)
On June 23, 2021, the Company invested RMB2,000,000 (approximately $314,030) in Hangzhou Hezhe to acquire 20% of its equity interest. The Company accounts for the investment under the equity method because the Group controls 33% of voting interests in board of directors, and has the ability to exercise significant influence over Hangzhou Hezhe.

(2)
On March 22, 2022, CAE invested €100,000 (approximately $109,850) in Able 2rent GmbH (DEU) to acquire 50% of its equity interest. The Company accounts for the investment under the equity method because the Group does not have control over Able 2rent GmbH (DEU).

NOTE 8 – PROPERTIES AND EQUIPMENT, NET

Properties and equipment, net as of June 30, 2022 and December 31, 2021consisted of the following:

	June 30, 2022	December 31, 2021
	(Unaudited)
At cost:
Machinery and equipment	$1,974,778	$2,068,056
Leasehold improvement	855,824	899,538
Office equipment	1,293,165	818,703
Motor vehicles	588,208	301,079
Plant and building	53,393	-
Total	4,765,368	4,087,376
Less: accumulated depreciation	(3,220,130)	(2,786,150)
Properties and equipment, net	$1,545,238	$1,301,226

Depreciation expenses for the six months ended June 30, 2022 and 2021 were $318,806 and $374,328, respectively.

Impairment loss for the six months ended June 30, 2022 and 2021 were $nil and $6,193, respectively.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 9 – OTHER NON-CURRENT ASSETS, NET

	June 30, 2022	December 31, 2021
	(Unaudited)
Deposit	$570,789	$564,007
Long-term prepayment(a)	10,527,630	1,587,693
Receivable from a third party(b)	2,239,441	2,353,827
Total	13,337,860	4,505,527
Less: provision for receivable from a third party (b)	(2,239,441)	(2,353,827)
Other non-current assets, net	$11,098,419	$2,151,700

(a)
In 2022, the Company signed an agreement with Zhejiang HPWINNER Scientific Company Limited and prepaid $8,957,764 (RMB 60,000,000) to acquire its factory and machinery for the expansion of the Company’s productive capacity.

(b)
In 2018, the Company signed an agreement with Anhua Automotive Co. Ltd., (“Anhua”) and paid initial a non-refundable deposit to participate in Anhua’s bankruptcy recombination process to develop further production capacity in China. However, due to the irrecoverable deterioration of Anhua’s operation business and the Company’s shifted focus to Europe and America markets, further participation in the recombination was ceased. Therefore, the Company recorded full provision of the deposit for the year ended December 31, 2019. The difference between the provision for receivable from a third party as of December 31, 2021 and June 30, 2022 was due to changes in the exchange rate between USD and RMB.

NOTE 10 – ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

Accrued expense and other current liabilities are summarized as follow:

	June 30, 2022	December 31, 2021
	(Unaudited)
Accrued professional fee	2,760,242	2,429,843
Employee payroll and welfare payable	673,898	561,469
Loans from third parties (a)	-	419,642
Other tax payable	-	48,672
Credit card payable	-	510,151
Others	738,724	213,486
Total	$4,172,864	$4,183,263

(a)
Loans from third parties represented combined aggregate interest-bearing loans of $nil and $419,642 as of June 30, 2022 and December 31, 2021, respectively, with the weighted average annual interest rate of nil and 11.17%, respectively.

The Company is not subject to any material financial or restrictive covenants under the loan agreements with third parties. Each of these loans are unsecured obligations of the Company and rank equally with each other, and any future unsecured and unsubordinated indebtedness.

NOTE 11 – INCOME TAXES

Australia

CEGL is subject to a tax rate of 30%.

Germany

CAE is subject to a tax rate of 30%.

United States

CAC, CEG and NBGI are subject to a federal tax rate of 21%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, Hong Kong registered companies are exempt from Hong Kong income tax on its foreign-derived income. The Company’s subsidiaries, CAG HK and Sinomachinery HK, are registered in Hong Kong as intermediate holding companies, subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Payments of dividends from Hong Kong subsidiaries to CEGL are not subject to any Hong Kong withholding tax.

PRC

Pursuant to the tax laws and regulations of the PRC, the Company’s applicable enterprise income tax (“EIT”) rate is 25%.

Income tax benefit, for the six months ended June 30, 2022 and 2021 was $48,861 and nil, respectively.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 12 – LEASES

The Company leases office spaces under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s condensed consolidated and combined statements of operations and comprehensive loss is as follows:
	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Operating leases cost excluding short-term rental expense	$740,871	$273,131
Short-term lease cost	38,277	2,764
Total	$779,148	$275,895

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 12 – LEASES - CONTINUED

A summary of supplemental information related to operating leases is as follows:

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash paid for amounts included in the measurement of lease liabilities	$552,812	$613,282
Weighted average remaining lease term	8.87 years	4.89 years
Weighted average discount rate	2.87%	4.75%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of June 30, 2022.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of June 30, 2022.

The following table summarizes the maturity of lease liabilities under operating leases as of June 30, 2022:

Operating Leases
Six months ending December 31, 2022	$712,746
Years ended December 31,
2023	1,446,782
2024	848,689
2025	759,227
2026	789,597
2027 and thereafter	5,189,668
Total lease payments	9,746,709
Less: imputed interest	1,241,421
Total	8,505,288
Less: current portion	1,426,428
Non-current portion	$7,078,860

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 13 – SHARE-BASED COMPENSATION

Share based compensation expenses for periods prior to the Corporate Reorganization relate to the share options granted by CAG Cayman to the employees and directors of the Company. For the six months ended 2022 and 2021, total share-based compensation expenses allocated from CAG Cayman were $1,309,856 and $710,490, respectively.

Share options granted by CAG Cayman to employees of the Company

On February 10, 2016, CAG Cayman adopted the 2016 Share Incentive Plan (the “2016 Plan”, which allows CAG Cayman to grant options to the employees and directors of the Company to purchase up to 14,139,360 ordinary shares of CAG Cayman subject to vesting requirements. On April 17, 2018, CAG Cayman expanded the share reserve under the 2016 Plan, increasing the number of ordinary shares available for issuance under the 2016 Plan by an additional 10,484,797 ordinary shares to total 24,624,157 ordinary shares. Generally, the options become exercisable during the term of the optionee’s service in five equal annual instalments of 20% each. The expiration dates of the options are between six and eight years from the respective grant dates as stated in the option grant letters.

On March 7 and May 31, 2016, CAG Cayman granted 12,169,840 options and 650,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $0.2000 to $1.2092 per share. The options have a contractual term ranging from six years to eight years.

On August 1 and December 31, 2017, CAG Cayman granted 6,300,000 options and 2,580,000 to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $1.6500 to $1.8792 per share. The options have a contractual term of eight years.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 13 – SHARE-BASED COMPENSATION - CONTINUED

In connection with the Combination, CAG Cayman amended and restated the 2016 Plan, adopting the Amended 2016 Plan. In connection with the closing of the Combination, each employee stock option outstanding under the Amended 2016 Plan immediately prior to the Closing was converted into an option to purchase a number of ordinary shares equal to the aggregate number of shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio, which is 0.71563. As a result, the 12,891,130 options granted by CAG Cayman prior to the Closing under the 2016 Plan were converted into 9,225,271 options of CEGL. The exercise price of such options modified to equal the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio.

The conversion of the incentive stock options of CAG Cayman under the Amended 2016 Plan into incentive stock options of CEGL was deemed a modification at Closing, which is the modification date. There were, no incremental fair value immediately before and after the modification date.

Share options granted by CEGL to employees of the Company

On May 3, 2022, CEGL adopted the 2022 Share Incentive Plan (the “2022 Plan”), which allowed CEGL to grant options to the employees and directors of the Company to purchase up to 25,965,234 ordinary shares of CEGL subject to vesting requirement.

On May 3, 2022, CEGL granted 12,797,063 options to the directors of the Company to purchase CEGL’s ordinary shares at exercise prices ranging from $1.680 to $1.848 per share. Among them, 297,615 options have a contractual term of five years, 12,499,448 options have a contractual term of ten years.

The weighted-average fair value of option per share grant on May 3, 2022 was $1.42. The aggregate grant date fair value of the options grant was $18,217,956.

A summary of share options activity for the six months ended June 30, 2022:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2021	9,225,271	1.10	2.60	42,799,081
Granted	12,797,063	1.68
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding as of June 30, 2022 (unaudited)	22,022,334	1.44	6.54	6,182,920
Expected to vest as of June 30, 2022 (unaudited)	12,294,472	1.73	9.54	-
Exercisable as of June 30, 2022 (unaudited)	9,727,862	1.07	2.74	6,182,920

No option was exercised during the six months ended June 30, 2022 and 2021.

No income tax benefit was recognized in the condensed consolidated and combined statements of comprehensive loss as the share-based compensation expense was not tax deductible.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 13 – SHARE-BASED COMPENSATION - CONTINUED

The Company calculated the fair value of the share options on the grant date and modification date using the Black-Scholes option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Six months ended June 30,
	2022	2021

Expected volatility	83.96%-86.28%	-
Expected dividends yield	0%	-
Risk-free interest rate per annum	2.97%-3.01%	-
The fair value of underlying ordinary shares (per share)	US$1.68	-

As of June 30, 2022, there was approximately $18,263,260 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 3.59 years.

NOTE 14 – CONCENTRATIONS

(a)	Customers

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2022 and 2021.

	Six months ended June 30,
	2022		2021
Customer	Amount	% of Total	Amount	% of Total
	(Unaudited)		(Unaudited)
A	$807,952	16%	$-	-
B	728,109	14%	*	-
C	684,643	14%	-	-
D	539,786	11%	-	-
E	*	-	1,347,874	55%
F	*	-	516,357	21%
G	*	-	294,000	12%
Total	$2,760,490	55%	$2,158,231	88%

*	represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of June 30, 2022 and December 31, 2021.

	As of June 30, 2022		As of December 31, 2021
Customer	Amount	% of Total	Amount	% of Total
	(Unaudited)
B	467,776	11%	-	-
C	610,042	15%	-	-
D	466,114	11%	-	-
E	-	-	$2,084,879	59%
G	1,173,268	28%	-	-
H	-	-	864,106	25%
Total	$2,717,200	64%	$2,948,985	84%

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 14 – CONCENTRATIONS - CONTINUED

(b)	Suppliers

For the six months ended June 30, 2022 and 2021, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	Six months ended June 30,
	2022		2021
Supplier	Amount	% of Total	Amount	% of Total
	(unaudited)		(unaudited)
A	$4,030,226	45%	$-	-
B	-	-	128,658	13%
C	*	-	120,026	12%
Total	$4,030,226	45%	$248,684	25%

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2022, the Company has following contract disputes.

In October 2021, Sevic Systems SE (“Sevic”), a former channel partner, commenced a lawsuit against Shengzhou Machinery, one of CEGL’s wholly owned subsidiaries, relating to a breach of contract for the sale of goods (the “Sevic Lawsuit”). Sevic filed its complaint with the People’s Court of Keqiao District, Shaoxing City, Light Textile City (the “People’s Court”). In the Sevic Lawsuit, Sevic alleges that the Shengzhou Machinery provided it with certain unmarketable goods and requests that the People’s Court (i) terminate two signed purchase orders under its contract with Shengzhou Machinery and (ii) award Sevic money damages for the cost of goods of $465,400, as well as interest and incidental losses, including freight and storage costs, for total damages of approximately $628,109. Sevic applied to the People’s Court to freeze certain assets of Shengzhou Machinery, which request was granted, resulting in the Company having restricted cash of $443,573 on its balance sheet as of June 30,2022. The Company does not believe that Sevic’s claims and intends to vigorously defend against such claims.

In June 2022, Sevic Systems SE (“Sevic”) filed for injunctive relief in a corporate court in Brussels, Belgium, alleging Cenntro Automotive Europe GmbH’s (“CAE”; formerly Tropos Motors Europe GmbH or TME) infringement of Sevic’s intellectual property (“IP”) rights. The injunctive action was also directed against LEIE Center SRL (“LEIE”) and CEDAR Europe GmbH (“CEDAR”), two distribution partners of CAE. There, Sevic claims it acquired all IP rights to an electric vehicle, the so-called CITELEC model (“CITELEC”), fully and exclusively from the French company SH2M Sarl (“SH2M”) under Mr. Pierre Millet. Sevic claims these rights were acquired under a 2019 IP transfer agreement. According to Sevic, the METRO model (“METRO”) produced by Cenntro Electro Group Ltd. (“Cenntro”) and distributed by CAE derives directly from the CITELEC. The distribution of the METRO, therefore, allegedly infringes on Sevic’s IP rights. In its action, Sevic relies on (Belgian) copyright law and unfair business practices. The Company does not believe that the court has jurisdiction to hear Sevic’s claims and intends to vigorously defend against such claims.

On July 22, 2022, Xiongjian Chen filed a complaint against CEGL, CAG Cayman, Cenntro Enterprise Limited (“CEL”) and Mr. Peter Wang in the United States District Court of the District of New Jersey. The complaint alleges various causes of action against CEGL regarding stock options issued to Mr. Chen, arising out of an employment agreement between Mr. Chen and CAG and a letter agreement between Mr. Chen and CEL, including negligent misrepresentation, unjust enrichment, and conversion. The complaint asks for, among other things, money damages (including compensatory and consequential damages) of $19 million, interest and attorneys’ fees and expenses. The Company does not believe the Mr.Chen’s claim has merit and is in the process of preparation to vigorously defend against such claims.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 16 – RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties:	Relationship with the Company
Mr. Yeung Heung Yeung	A director and board member of CEG, and principal shareholder of CAG Cayman
Mr. Zhong Wei	Chief Technology Officer of CAG Cayman
CAG Cayman	Mr. Peter Wang is a principal shareholder
Hangzhou Hezhe Energy Technology Co., Ltd	Investee accounted for under equity method of accounting
Devirra Corporation Limited and its subsidiaries (Collectively referred to the “Devirra Group”)	Entities controlled by CAG Cayman
Zhejiang Zhongchai Machinery Co., Ltd (“Zhejiang Zhongchai”)	Ultimately controlled by Mr. Peter Wang
Zhejiang RAP	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited
Jiangsu Rongyuan	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited
Bendon Limited	Controlled by Mr. Justin Davis-Rice, a director of CEGL
Shenzhen Yuanzheng Investment Development Co. Ltd (“Shenzhen Yuanzheng”)	Controlled by Mr. Yeung Heung Yeung
Shanghai Hengyu Enterprise Management Consulting Co., Ltd (“Shanghai Hengyu”)	Ultimately controlled by Mr. Peter Wang
Mr. Justin Davis-Rice	NBG’s prior Executive Chairman and Chief Executive Officer
JADR consulting	Mr. Justin Davis-Rice’s affiliate entity

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 16 – RELATED PARTY TRANSACTIONS - CONTINUED

Related party transactions

During the six months ended June 30, 2022 and 2021, the Company had the following material related party transactions

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Accrued compensation fee
JADR consulting	$4,300,000	$-
Mr. Justin Davis-Rice	550,000	-

Interest income from a related party
Zhejiang RAP	6,976	15,993
Bendon Limited	58,260	-

Purchase of raw materials from related parties
Hangzhou Hezhe Energy Technology Co., Ltd	1,254,934	-

Interest expense on loans provided by related parties
Mr. Yeung Heung Yeung	2,532	65,096
Mr. Zhong Wei	-	6,018
Shenzhen Yuanzheng	1,116	-

Service provided by a related party
Shanghai Hengyu	5,248	-
Zhejiang Zhongchai	4,322	-

Capital injection to a related party
Zhejiang RAP	-	906,601

Rental income from a related party
Devirra Group	-	122,196

Amounts due from Related Parties – current

The following table presents amounts due from related parties as of June 30, 2022 and December 31, 2021.

	June 30, 2022	December 31, 2021
	(Unaudited)
Hangzhou Hezhe(1)	582,561	817,640
Zhejiang Zhongchai (2)	-	412,797
Shanghai Hengyu	-	2,197
Jiangsu Rongyuan(3)	158,800	166,911
Total	582,561	1,399,545
Less: provision for receivable from a related party (3)	(158,800)	(166,911)
Amounts due from related parties, net	$582,561	$1,232,634

(1) The balance mainly represents the prepayment for raw material to the related party.

(2) The balances mainly represent accounts receivable relating to the sale of industrial equipment of $340,770 and advances to Zhejiang Zhongchai for daily operational purposes of $72,027 as of December 31, 2021.

(3) The balances mainly represent advances to related parties for daily operational purposes.  For the year ended December 31, 2020, the Company wrote off the balance of provision that it recognized in 2019. The Company reversed the provision of $78,931 for the year ended December 31, 2021 due to the repayment from the related party. The difference between the provision for receivable from a related party as of June30, 2022 and December 31, 2021was due to the change of the exchange rate between USD and RMB.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollar, except for number of shares)

NOTE 16 – RELATED PARTY TRANSACTIONS - CONTINUED

Amount due from Related Parties – non-current

	June 30, 2022	December 31, 2021
	(Unaudited)
Bendon Limited (1)	$4,471,660	$4,834,973
Total	4,471,660	4,834,973

(1)	The balance represents a 5-year loan principal and interest due from the related party with the interest of 2.5% annually which matures in August 2026.

Amounts due to Related Parties

The following table presents amounts due to related parties as of December 31, 2021 and 2020.

	June 30, 2022	December 31, 2021
	(Unaudited)
JADR consulting (1)	$4,300,000	$-
Mr. Justin Davis-Rice (2)	550,000	-
Zhejiang RAP (3)	31,340	40,034
Jiangsu Rongyuan (4)	23,883	25,103
Shanghai Hengyu (5)	2,986	-
CAG Cayman (6)	-	13,945,823
Mr. Yeung Heung Yeung (7)	-	1,328,559
Shenzhen Yuanzheng (7)	-	416,509
Total	$4,908,209	$15,756,028

(1)
This balance represented  accrued compensation fee payable of $4,300,000 to JADR consulting, Mr. Justin Davis-Rice’s affiliate entity, as compensation for its service rendered to the Company, which was subsequently paid in July 2022.

(2)
This balance represented accrued compensation fee payable of $550,000 to Mr. Justin Davis-Rice, NBG’s prior Executive Chairman and Chief Executive Officer, as compensation for his service rendered to the Company, which was subsequently paid in July 2022.

(3)
As of June 30, 2022, the balances represented the net balance of equity investment payable of $355,474 and interest-bearing loan and interest receivable from Zhejiang RAP of $324,134, which is due on demand.

(4)	The balance represented the payable for purchase of raw material from this related party.

(5)	The balance represented the payable for consulting service provided by this related party.

(6)
CAG Cayman was the parent company of Cenntro before the closing of the reverse recapitalization. The balance as of December 31, 2021 represented the operating fund from related party with no interest of $15,823 and the reduction of capital investment of $13,930,000 before the reverse recapitalization.

(7)	The balance represented the interest-bearing loan provided by related parties to the Company. The weighted average annual interest rates for the loans were 12% as of December 31, 2021.

NOTE 17 – SUBSEQUENT EVENT

CEGL has performed an evaluation of subsequent events through the date of the unaudited consolidated financial statements were issued on September 13, 2022 and determined that, except for the disclosure made in Note 15, no events would have required adjustment or disclosure in the consolidated financial statements.